Exhibit 99.2

NICE Receives Frost & Sullivan’s Customer Value Leadership Award in Public

Safety for Innovation in Cloud-Based Investigation and Evidence Management Solutions

NICE was recognized for its development of digital transformation solutions for public safety agencies,

including emergency communications, law enforcement, and criminal justice partners

Hoboken, N.J., December 2, 2020 – NICE (Nasdaq: NICE) today announced that it has been awarded Frost & Sullivan’s 2020 North America Customer Value Leadership Award in public safety for innovations in cloud-based investigation and evidence management solutions. The award specifically cited NICE Investigate and NICE Inform, which have digitally transformed public safety agencies around the world, including emergency communications centers, police departments, and criminal justice systems, to help them streamline operations and build safer communities. A full copy of the Frost & Sullivan Public Safety Software Solutions Best Practices Research report can be downloaded here.

In identifying NICE’s strengths in the public safety realm, the Frost & Sullivan report states, “As data grows and budgets decrease, police departments are turning to digital transformation to accomplish more with less. NICE’s game-changing investigation and evidence management platform, NICE Investigate, can help police departments stretch their limited budget dollars without compromising service quality, by automating investigative processes. Departments can realize ten-fold-plus savings in productivity, and use technology as a force multiplier to help officers spend more time in the community and investigating cases, without adding extra overhead and costs.”

The report also lauded NICE for its innovative solutions for 911 centers. According to Frost & Sullivan, statistics show that 20-40% of all incidents are downgraded by police following the initial classification by 911. Over-response can expose citizens and officers to unnecessary risk, escalate incidents, cause reputational damage for 911 centers and patrol officers, and waste scarce police budget dollars. For these reasons, placing more focus and investment in 911 operations will ultimately help to deescalate tension between citizens and police.

The report stated, “NICE Inform can help 911 centers address these challenges to improve downstream police response. With NICE Inform, 911 centers can gain better visibility into how telecommunicators handle incidents to spot issues (e.g., over-response or under-response to calls) early on.”

“Public safety agencies are facing unprecedented challenges – more data to manage, higher emergency call volumes, and growing scrutiny and expectations, all at a time when budgets are decreasing,” said Chris Wooten, Executive Vice President, NICE. “NICE’s digital transformation solutions are at the forefront of helping departments solve these challenges. By investing in NICE Inform and NICE Investigate, public safety agencies can create operational efficiencies, improve service, cut costs, and close budget gaps. We’re honored that our innovation in public safety has once again been recognized by Frost and Sullivan.”

“NICE is a first mover in the public safety digital technology and transformation arena,” said Danielle VanZandt, Industry Analyst, Frost & Sullivan. “As a leader in digital transformation solutions for emergency communications, law enforcement, and criminal justice partners, NICE is known for platforms that deliver extraordinary value to customers in the form of productivity savings, improved service quality, and safer communities. For its ongoing commitment to public safety through superior technological innovation, outstanding continuous customer service, and overall strong performance, Frost & Sullivan is proud to present NICE Public Safety with the 2020 North America Customer Value Leadership Award.”

The report concluded, “Frost & Sullivan recognizes how the company (NICE) and its market-leading cloud solution have revolutionized incident intelligence and digital investigation by offering game-changing digital evidence management and investigation capabilities, such as artificial intelligence and cross-jurisdictional evidence sharing and collaboration. NICE Public Safety brings real customer value and support to often overwhelmed law enforcement investigators and prosecutors, allowing them to increase public safety.”

This is the third time that NICE and its Public Safety solutions have been recognized by Frost & Sullivan, having previously received awards as the 2017 North America Investigation and Evidence Management Solution Technology Leader and the 2018 Public Safety Answering Point Solutions Product Leader.

To learn more:

•	Download the Frost & Sullivan research report click here.
•	About NICE Investigate click here.
•	About NICE Inform click here.
•	Email PSInfo@NICE.com for more information.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, collaborates with clients to leverage visionary innovation that addresses the global challenges and related growth opportunities that could make or break today’s market participants. For more than 50 years, Frost & Sullivan has been developing growth strategies for the global 1000, emerging businesses, the public sector, and the investment community. More info at: http://www.frost.com.

Frost & Sullivan’s Best Practices Awards recognize companies in a variety of regional and global markets for demonstrating outstanding achievement and superior performance in areas such as leadership, technological innovation, customer service, and strategic product development. Industry analysts compare market participants and measure performance through in-depth interviews, analyses, and extensive secondary research to identify best practices.

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact

Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten,, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.